                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form N-SAR           [X] Form 10-Q and 10-QSB


    For Period Ended: June 30, 1997

-----------------------------------------------------------------------------

         Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

-----------------------------------------------------------------------------

Part I  Registrant Information

-----------------------------------------------------------------------------

Full Name of Registrant:      First Priority Group, Inc.
                              51 East Bethpage Road
                              ---------------------
                   (Address of Principal Executive Office)

                            Plainview, New York 11803
                            -------------------------
                           (City, State and Zip Code)

-----------------------------------------------------------------------------

Part II Rules 12b-25(b) and (c)

-----------------------------------------------------------------------------

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

         (c)      Not applicable.

---------------------------------------------------------------------------

Part III Narrative


---------------------------------------------------------------------------

The Registrant has been unable to complete and file, when originally due, the quarterly report on Form 10-QSB as a result of delays in completing the financial statements required by this filing on a timely basis. The delays have been caused by delays in receiving account reconciliations for the quarter from a number of vendors.

---------------------------------------------------------------------------

Part IV  Other Information

---------------------------------------------------------------------------


         (1) Name and telephone number of person to contact in regard to this notification

         Lawrence A. Muenz                            (516) 242-7348
         -----------------                    ------------------------------
             (Name)                           (Area Code) (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes  [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X] Yes [ ] No


         The net loss from continuing operations for the three months ended June 30, 1997 was $80,404 ($.01 per share) as compared to a net income of $66,806 ($.01 per share) for the comparable three months in 1996. For the six months ended June 30, 1997, the net loss from continuing operations was $91,727 ($.02 per share) as compared to a net income of $179,746 ($.02 per share) for the same period in 1996. This loss was largely due to an increase in operating expenses primarily attributable to increased payroll and related expenses specifically associated with hiring of senior executives to head two new business groups, as well as increases in other general and administrative expenses required to service the Company's growing automotive management operations. Additionally, a new division, FPG Direct, did not meet expectations and management has decided to discontinue the operations of this division. Therefore Discontinued Operations incurred a net loss of $328,463 ($.06 per share) and $670,198 ($.11 per share) for the three and six months period ended June 30, 1997, respectively.

                           First Priority Group, Inc.


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:     August 15, 1997                  By: /s/ Barry Siegel
                                               ----------------------------
                                           Name:  Barry Siegel
                                                  Co-Chairman of the Board
                                                  of Directors, Treasurer,
                                                  Secretary and Director
                                                  (Principal Financial
                                                  and Accounting Officer)